UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

OPAL FUELS INC.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

68347P 103

(CUSIP Number)

Christine M. Miller

c/o ArcLight CTC Holdings II, L.P.

200 Clarendon St, 55th Floor

Boston, MA 02116

(617) 531-6300

With a copy to:

Julian J. Seiguer, P.C.

Kirkland & Ellis LLP

609 Main Street

Houston, TX 77002

(713) 836-3600

Jennifer Wu

Kirkland & Ellis LLP

401 Congress Avenue

Austin, TX 78701

(512) 678-9100

April 27, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68347P 103

1.	Name of Reporting Person ArcLight CTC Holdings II, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,308,310*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,308,310*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,308,310*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 1.3%**
14.	Type of Reporting Person PN

*	The reported securities (the “Reported Securities”) consists of shares of Class A common stock, par value $0.001 per share, of the Issuer (“Class A Shares”).

**	Calculated based on (i) 27,644,699 Class A Shares outstanding as of March 27, 2023 as reported on Issuer’s Annual Report on Form 10-K, filed on March 29, 2023 (the “Annual Report”), and plus (ii) 144,399,037 Class A Shares to be issued upon conversion of all the Class B common units of OPAL Fuels LLC (the “Class B Units”) and Class D Shares outstanding as of March 27, 2023 as reported on the Annual Report. In accordance with the SEC’s rules for calculating “beneficial ownership,” which requires the Reporting Person to disregard the conversion or exercise of the Class D Shares or Warrants (as defined below) not held by the Reporting Person, the Reporting Person would be deemed to beneficially own approximately 8.3% of the outstanding Class A Shares. This percentage is calculated with a numerator of 2,308,310 and a denominator of 27,644,699. Notwithstanding the foregoing, because a Class B Unit and Class D Share are economically equivalent to a Class A Share and further, the Class D Shares vote together with the Class A Shares, the reported 1.3% reflects the Reporting Person’s actual economic and voting interest in the Issuer.

1.	Name of Reporting Person Daniel R. Revers
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,839,840*
	8.	Shared Voting Power 2,308,310*
	9.	Sole Dispositive Power 1,839,840*
	10.	Shared Dispositive Power 2,308,310*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,148,150*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 2.4%**
14.	Type of Reporting Person IN

*	The Reported Securities consists of Class A Shares.

**	Calculated based on (i) 27,644,699 Class A Shares outstanding as of March 27, 2023 as reported on Issuer’s Prospectus, and plus (ii) 144,399,037 Class A Shares to be issued upon conversion of all the Class B Units and Class D Shares outstanding as of March 27, 2023 as reported on the Annual Report. In accordance with the SEC’s rules for calculating “beneficial ownership,” which requires the Reporting Person to disregard the conversion or exercise of the Class D Shares or Warrants not held by the Reporting Person, the Reporting Person would be deemed to beneficially own approximately 15.0% of the outstanding Class A Shares. This percentage is calculated with a numerator of 4,162,150 and a denominator of 27,644,699. Notwithstanding the foregoing, because a Class B Unit and Class D Share are economically equivalent to a Class A Share and further, the Class D Shares vote together with the Class A Shares, the reported 2.4% reflects the Reporting Person’s actual economic and voting interest in the Issuer.

AMENDMENT NO. 3 TO SCHEDULE 13D

Explanatory Note

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Schedule 13D filed on August 1, 2022, as amended by that certain Amendment No. 1 to the Original Schedule 13D, filed on December 23, 2022 and as further amended by that certain Amendment No. 2 filed on February 1, 2023 (as so amended, the “Original Schedule 13D”). Except as specifically amended by this Amendment No. 3, the Schedule 13D remains in full force and effect. Capitalized terms used but not otherwise defined herein shall have the respective meanings previously ascribed to them in the Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

(a)-(b) The information contained on the cover pages to this Schedule 13D is incorporated herein by reference. As noted on the cover pages, the beneficial ownership reflected in Box 13 of each cover page is calculated based on (i) 27,644,699 Class A Shares outstanding as of March 27, 2023 as reported on Issuer’s Annual Report, as increased by (ii) 144,399,037 Class A Shares to be issued upon conversion of all the Class B Units and Class D Shares outstanding as of March 27, 2023 as reported on the Annual Report.   In accordance with the SEC’s rules for calculating “beneficial ownership,” which requires the Reporting Persons to disregard the conversion or exercise of the Class D Shares or warrants to acquire Class A Shares (“Warrants”) not held by the Reporting Persons, the Reporting Persons would be deemed to beneficially own approximately 15.0% of the outstanding Class A Shares. This percentage is calculated with a numerator of 4,148,150 and a denominator of 27,644,699.  Notwithstanding the foregoing, because a Class B Unit and Class D Share are economically equivalent to a Class A Share and further, the Class D Shares vote together with the Class A Shares, the reported 2.4% reflects the Reporting Person’s actual economic and voting interest in the Issuer.

The Reported Securities consists of (i) 2,308,310 Class A Shares held directly by the Sponsor, (ii) 1,339,662 Class A Shares held directly by Daniel R. Revers, (iii) 331,235 Class A Shares held directly by ACHP B, L.P., a Delaware limited partnership (“ACHP B”), (iv) 69,572 Class A Shares held directly by ACTC Holdings GP II, LLC, a Delaware limited liability company and general partner of the Sponsor (“ACTC GP”) and (v) 99,371 Class A Shares held directly by Revers Special Ops Holdings, LLC, a Delaware limited liability company (“Special Ops Holdings”). Mr. Revers has voting power and investment discretion with respect to the securities held by the Sponsor, ACHP B, ACTC GP and Special Ops Holdings, and thus may be deemed to have beneficial ownership of the Reported Securities. The filing of this statement shall not be construed as an admission by either Reporting Person that such person is, for the purposes of sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement.

The Reported Securities include 763,907 Class A Shares that are subject to forfeiture (the “Sponsor Earn-Out”) pursuant to that certain Sponsor Letter Agreement, by and among the Sponsor, OPAL Fuels and certain parties thereto, dated as of December 2, 2021 (as amended from time to time, the “Sponsor Letter Agreement”). Pursuant to the Sponsor Letter Agreement, up to 10% of the Class A Shares beneficially owned by the Reporting Person as of July 21, 2022 will be subject to forfeiture if, during the 60 months following July 21, 2022, the following vesting conditions are not satisfied:

(1)	If (A) the VWAP of the Class A Shares over any 20 trading days within any 30 consecutive trading day period is greater than or equal to $12.50 per share; or (B) a Sale (as defined below) is consummated in which the Class A Shares are valued at greater than or equal to $12.50 per share, 50% of the Earn-Out Shares will vest upon the close of market on the 20th such trading day or as of immediately prior to the closing of such Sale, respectively; and

(2)	If (A) the VWAP of the Class A Shares over any 20 trading days within any 30 consecutive trading day period is greater than or equal to $15.00 per share; or (B) a Sale is consummated in which the Class A Shares are valued at greater than or equal to $15.00 per share the remaining 50% of the Earn-Out Shares will vest upon the close of market on the 20th such trading day or as of immediately prior to the closing of such Sale, respectively.

As used with respect to the Sponsor Earn-Out, “Sale” means (A) (1) a direct or indirect sale, lease, exchange or other transfer (regardless of the form of the transaction) in one transaction or a series of related transactions of a majority of the Issuer’s assets, as determined on a consolidated basis, to a third party or third parties acting as a “group” (as defined in Section 13(d)(3) of the Exchange Act) or (2) any transaction or series of transactions that results, directly or indirectly, in the shareholders of the Issuer as of immediately prior to such transactions holding, in the aggregate, less than 50% of the voting equity securities of the Issuer (or any successor of the Issuer) immediately after the consummation thereof (excluding any Sponsor Earnout Shares), in the case of each of clause (1) or (2), whether by amalgamation, merger, consolidation, arrangement, tender offer, recapitalization, purchase, issuance, sale or transfer of equity securities or assets or otherwise.

(c) Except as set forth in this Section 5(c), the Reporting Persons have not effected any transaction in Class A Shares during the past sixty days.

(d) Not applicable.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 1, 2023

ArcLight CTC Holdings II, L.P.

By: ACTC Holdings GP II, LLC, its
General Partner

By: ArcLight Capital Holdings, LLC, its Manager

By: ACHP II, L.P., its Managing Member

By: ACH GP, LLC, its General Partner

	By:	/s/ Daniel R. Revers
	Name:	Daniel R. Revers
	Title:	Manager

By:	/s/ Daniel R. Revers
Name:	Daniel R. Revers

SCHEDULE I

This schedule sets forth information with respect to each transaction in Class A Shares that was effectuated by the Reporting Person.

Date	Number of Shares		Price Per Share		Principal(1)
12/15/2022	2,000,000	(2)	$7.00		$13,899,879
12/22/2022	1,809,506	(3)	$—	(3)	$—	(3)
1/17/2023	9,045	(4)	$7.01		$62,953
1/18/2023	2,055	(4)	$7.01		$14,303
1/19/2023	9,300	(4)	$7.02		$64,821
1/20/2023	1,300	(4)	$7.01		$9,048
1/23/2023	7,300	(4)	$7.02		$50,881
1/24/2023	257,200		$7.00	(5)	$1,787,540
1/25/2023	251,500		$7.00	(6)	$1,747,925
1/26/2023	900	(4)	$7.05		$6,300
1/27/2023	1,800	(4)	$7.01		$12,528
1/30/2023	12,200	(4)	$7.05		$85,400
1/31/2023	197,258		$—	(7)	$—	(7)
1/31/2023	14,700	(4)	$7.37		$107,604
2/1/2023	258,600		$7.01	(8)	$1,798,950	(8)
4/27/2023	5,943,014	(9)	$7.90	(10)	$46,949,811
4/27/2023	1,839,840	(9)	$7.90	(10)	$14,534,736

(1)	Principal excludes commissions and other execution-related costs.

(2)	Class A Shares sold in a block sale.

(3)	On December 22, 2022, pursuant to the Issuer’s previously announced exchange offer, the Reporting Persons exchanged 7,238,025 warrants, which previously entitled the Reporting Persons to purchase one Class A Share at a price of $11.50 per whole share at any time commencing on the later of one year from the closing of the Issuer’s initial public offering or 30 days after the completion of an initial business combination of the Company, for 1,809,506 Class A Shares.

(4)	Class A Shares sold pursuant to a Rule 10b5-1 trading plan.

(5)	The reported price is a volume weighted average price (“VWAP”). 250,000 shares were sold pursuant to a block trade for $7.00 per share and 5,200 shares were sold in open market transactions for a VWAP of $6.96 per share, net of commissions and other execution-related costs. The reporting person undertakes to provide the relevant amount of shares sold to the market at each price to the SEC, the Issuer or any stockholder of the Issuer upon request.

(6)	The reported price is VWAP. 250,000 shares were sold pursuant to a block trade for $7.00 per share and 1,500 shares were sold in open market transactions for a VWAP of $7.01 per share, net of commissions and other execution-related costs. The reporting person undertakes to provide the relevant amount of shares sold to the market at each price to the SEC, the Issuer or any stockholder of the Issuer upon request.

(7)	Pursuant to the Side Letter, the Reporting Person forfeited 197,258 Class A Shares.

(8)	The reported price is a VWAP. 250,000 shares were sold pursuant to a block trade for $7.00 per share and 8,600 shares were sold in open market transactions for a VWAP of $7.15 per share, net of commissions and other execution-related costs. The reporting person undertakes to provide the relevant amount of shares sold to the market at each price to the SEC, the Issuer or any stockholder of the Issuer upon request.

(9)	On April 27, 2023, the Sponsor transferred for no consideration 5,943,014 Class A Shares to its partners, including (i) 1,339,662 Class A Shares to Mr. Revers, (ii) 331,235 Class A Shares to ACHP B, (iii) 69,572 Class A Shares to ACTC GP and (iv) 99,371 Class A Shares to Special Ops Holdings.

(10)	The reported price reflects the closing price of the Class A Shares as of April 27, 2023.